

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 21, 2013

Via E-mail
Shahzad Ahmed
President and Chief Executive Officer
Universal Movers Corporation
125 Beech Hall Road
London, Greater London E4 9NN, UK

> **Re: Universal Movers Corporation**
> **Registration Statement on Form S-1**
> **Filed October 25, 2013**
> **File No. 333-191904**

Dear Mr. Ahmed:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. Please update the financial statements, if necessary, to comply with Rule 8-08 of Regulation S-X.

3. A currently dated consent of the independent registered public accountant should be included as an exhibit to any future amendments to the Form S-1 registration statement.

Cover Page of Prospectus

4. Please disclose that the company is a "shell company" as defined by Rule 405 under the Securities Act of 1933. In addition, please add a risk factor that discloses that the Securities Act Rule 144 safe harbor is not available for the resale of any restricted securities issued by a shell company and discuss the potential effect on your ability to attract additional capital through unregistered offerings.

5. Please clarify in the third paragraph that you have only one officer. In this regard, we note that you use the word "sole" to describe your director, but not your officer. Please similarly revise throughout for consistency.

Prospectus Summary, page 5

6. We note your disclosure on page 9 that your sole officer will devote approximately 20 hours per week to your business. Please revise your summary to discuss your sole officer's and director's reasons for pursuing public company status at this time in the company's development and with limited time and attention from your sole officer and director. Discuss the advantages and disadvantages of doing so, including your sole officer's and director's estimate of the increased expenses of publicly reporting. For example, we note that the expenses for this offering are approximately $10,000 and that this amount exceeds your current assets.

7. Consistent with your disclosure on page 8 and elsewhere, please disclose in the summary that you require a minimum of $45,000 to implement your business plan over the next 12 months. Further, please clarify if the disclosure on page 6 indicating a plan to raise additional funding by way of private debt or equity financing assumes you raise less than $45,000 through this offering, or if you plan to seek additional funding beyond the minimum required by your plan regardless of the amount raised through this offering.

8. Please revise to disclose your monthly "burn rate" and how long you anticipate your present capital will last at that rate. Please also disclose your current cash balance on hand as of the most recent practicable date and update that with any subsequent amendment.

Risk Factors, page 8

9. Please add a risk factor about the risk that a better financed company can provide services identical to yours and may be able to offer such services at a more competitive price. Further, please address the risk that because companies in your industry appear to consist of mostly non-public companies, a small company in your

industry with the added expenses of being a reporting company might have a competitive disadvantage.

10. Please revise to add risk factors that discuss the risk that it may not be possible for you to have adequate internal controls because one person occupies all of the corporate positions, and the risk that there may not be funds available for net income because the sole director and officer will determine his salary and perquisites or explain why these risk factors are not necessary.

11. Mr. Ahmed appears to reside outside of the United States. Please add a risk factor discussing the difficulties shareholders may have in bringing actions or enforcing judgments against your sole officer and director. See Item 503(c) of Regulation S-K.

Because our current president has other business interests, page 9

12. Please expand this risk factor to briefly discuss the other business activities of your sole officer and director, and the existence of any potential conflict of interests that exist in relation to those other activities.

Current management's lack of experience, page 9

13. Please clarify here and on page 24 what you mean by Mr. Ahmed working as a "driver/swamper" and what you mean that such work was on a "casual basis."

We intend to become subject to the periodic reporting requirements, page 9

14. Please provide an estimate of the additional costs you expect to incur as a public company and address any risk of the ability of your company to absorb such costs.

Because there is no minimum proceeds the Company can receive, page 11

15. Please quantify what you mean by "sufficient capital" to implement your planned operations.

Description of Business, page 18

16. You state that if you do not generate any revenue, you may need a minimum of $15,000 of additional funding to pay for legal and accounting fees and for costs associated with SEC filing requirements, and that although Mr. Ahmed has agreed to loan you funds, he has no legal obligation to do so. Please discuss how you plan to fund these filing requirements if you do not generate any revenue and Mr. Ahmed does not loan you funds.

17. Please disclose your estimated start-up expenses, list the items you must acquire prior to commencing operations, and provide a timeline for the acquisition of each of the start-up items.

18. Please provide information regarding competitive business conditions and your competitive position in your industry. Refer to Item 101(h)(4)(iv) of Regulation S-K.

General, page 19

19. We note the disclosure in the fourth paragraph of this section regarding the agreement by Mr. Ahmed to loan funds to the Company. Please further clarify that there is no guarantee that he will continue to do so.

Services Description, page 19

20. Please disclose the geographic market you intend to serve in regards to your moving services and where you intend to secure a storage facility. Similarly, please disclose the geographic market you intend to serve in your prospectus summary.

21. Please clarify how many employees you anticipate needing in order to begin offering moving and storage services, whether you intend to hire permanent or temporary employees or independent contractors, and how you intend to handle the compensation costs associated with such employees.

Marketing Our Services, page 19

22. It appears that your website is still under construction. If true, please revise this section to discuss the anticipatory nature of the website operations, as well as providing greater detail regarding the expected timeline and costs to complete the website.

Employees, page 20

23. Please reconcile your disclosure here that you have no employees and that your officer is a non-employee officer, with your disclosure on page 25 that Mr. Ahmed is your only employee.

Insurance, page 20

24. Please briefly discuss the insurance that you anticipate securing prior to commencing operations and provide an estimate of the cost of such insurance.

Offices, page 20

25. Please provide a description of the suitability, adequacy, and extent of utilization of the facilities by the company. See Instruction 1 to Item 102 of Regulation S-K. We note that there have been no expenses associated with the office you maintain. To the extent such office space is provided to you at no cost by a related party, please disclose your rent arrangement here and in the related party transactions section on page 26.

Management's Discussion and Analysis, page 21

Plan of Operation, page 21

26. We note your disclosure that you do not believe your cash balance is sufficient to fund your limited operations beyond one year. If true, please clarify that without raising additional funds your current cash balance will not even last a year once you are a public company. Please also disclose how long your present capital will last at your current burn rate.

27. In describing the activities that you plan to engage over the 12 months following the completion of the offering, please provide an estimate of the anticipated costs associated with each activity that reconciles with the disclosure from your use of proceeds section on page 14. In this regard, to the extent you discuss future plans or operations, the discussion should be balanced to discuss the time frame, the steps involved, and the associated costs with each step.

28. It appears from the disclosure on page 22 that you intend to set up a small storage facility in the first, second, or third months after the offering, and will purchase a truck and moving equipment in the fourth, fifth or sixth months, but that you do not plan to offer your full services until the tenth, eleventh, or twelfth months. Please clarify if this is true, and if so add a risk factor to discuss the risks associated with acquiring equipment and facilities in advance of placing them into services. To the extent you intend to begin offering limited moving and storage services prior to the tenth, eleventh, or twelfth months, please revise to clarify this in your disclosure and discuss if and how such services will differ from the services you will offer when fully in business.

Directors, Executive Officers, Promoters, and Control Persons, page 24

29. We note from your disclosure on page 9 that Mr. Ahmed is involved in other business activities. Please revise to disclose any such current activities or other sources of employment during the past 5 years. Please also disclose the name and principal business of any organization in which occupations and employment were carried on over the past 5 years, including the month and year in which each such employment began and ended. Further, please disclose here that he devotes approximately 20 hours per week to your business.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Heather Clark at (202) 551-3624 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: via-email
        Thomas E. Puzzo, Esq.